

August 12, 2015

<u>Via E-mail</u>
Mr. John H. Hammergren
Chief Executive Officer
McKesson Corporation
One Post Street
San Francisco, CA 94104

Re: **McKesson Corporation
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed May 12, 2015
File No. 001-13252**

Dear Mr. Hammergren:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2015

Financial Statements and Supplementary Data, page 51
Financial Notes, page 59
Note 1 - Significant Accounting Policies, page 59
Shipping and Handling Costs, page 61

1. Please tell us the amount of shipping and handling costs included in your selling, distribution and administrative expenses for all periods presented and confirm that you will disclose these amounts, if material, in future filings in order to comply with ASC 605-45-50-2.

Note 24 – Stockholders' Equity, page 104

2.   We note that you recorded $1.86 billion in foreign currency translation losses which materially affected other comprehensive income for the year ended March 31, 2015. Please expand your disclosure in future filings to discuss the nature and timing of the facts or circumstances that led to the significant translation loss. Please also discuss the changes in foreign currency rates and the related foreign operations which related to the translation loss. Please provide us with your proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. Please contact me with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining